Exhibit 99.3

The Managing Board and Supervisory Board
Euronext N.V.
Rue Cambon 39
75039 Paris
France

Strictly Private and Confidential

Letter of opinion	3 January 2007

Dear Sirs,

We understand that NYSE Euronext Inc., a company established under the laws of Delaware (“NYSE Euronext” or the “Offeror”), is proposing (i) to make a public offer, directly or through a wholly-owned subsidiary, to acquire all the issued and outstanding shares with a nominal value of Euro 1.00 per share (each a “Share” and each beneficial owner of a Share a “Shareholder”) in the capital of Euronext N.V., a company established under the laws of The Netherlands (“Euronext” or the “Company”) (the “Offer”), and (ii) concurrently with the consummation of the Offer, to cause its wholly-owned subsidiary Jefferson Merger Sub Inc., a company established under the laws of Delaware (“Merger Sub”) to merge with NYSE Group Inc., a company established under the laws of Delaware (“NYSE Group”), with NYSE Group surviving the merger as a wholly owned subsidiary of NYSE Euronext (the “Merger”).

Pursuant to the terms of the Offer as set out in the amended and restated combination agreement dated 24 November 2006 (the “Combination Agreement”), each Shareholder will be offered the right to exchange one Share for (i) 0.980 shares of common stock, par value USD 0.01 per share, of NYSE Euronext (each a “NYSE Euronext Share” or “Offeror Share”) and (ii) Euro 21.32 in cash (together the “Offer Consideration’’). The Offer Consideration would imply an exchange ratio of c. 1.27x NYSE Euronext Shares for each Share, with c. 22.9 per cent. of the aggregate consideration paid in cash based on the closing share prices of the Shares and of the shares of common stock, par value USD 0.01 per share, of NYSE Group (the “NYSE Group Shares”) on 2 January 2007. We understand that according to the terms of the Combination Agreement, Shareholders may instead elect to receive the Offer Consideration in cash or in Offeror Shares only, subject inter alia to the adjustment mechanisms as detailed in the Combination Agreement.

Pursuant to our engagement letter dated 19 December 2006, the managing board (“Managing Board”) and supervisory board (“Supervisory Board”) of the Company have asked for the

Société anonyme á Directoire
et Conseil de Surveillance
au capital de 8 000 000 €
R.C.S. Paris 364 500 526

2	3 January 2007

opinion of ABN AMRO Corporate Finance France S.A. (“ABN AMRO”) as to whether the Offer Consideration is fair, from a financial point of view, to the Shareholders.

For the purposes of providing our opinion, ABN AMRO has:

1.	Reviewed certain publicly available business and financial information relating to Euronext, including Euronext’s audited consolidated financial statements for the three consecutive financial years ending 31 December 2005, 2004 and 2003, the unaudited figures for the three-month period ending 31 March 2006, the unaudited half-year figures for the period ending 30 June 2006 and the unaudited figures for the nine-month period ending 30 September 2006 and certain publicly available financial forecasts relating to the business and financial prospects of Euronext prepared by certain research analysts;

2.	Reviewed certain publicly available business and financial information relating to NYSE Group, including NYSE Group’s unaudited pro forma condensed combined financial data for the financial year ending 31 December 2005 the unaudited figures for the three-month period ending 31 March 2006, the unaudited half-year figures for the period ending 30 June 2006 and the unaudited figures for the nine-month period ending 30 September 2006, and certain publicly available financial forecasts relating to the business and financial prospects of NYSE Group prepared by certain research analysts;

3.	Reviewed certain publicly available business and financial information relating to NYSE Group’s merger with Archipelago, its secondary offering completed in May 2006, and the business plan dated May 2006 which has been provided to us by NYSE Group’s advisers;

4.	Participated in discussions with and reviewed information provided by the senior management of Euronext and NYSE Group with respect to the businesses and prospects of Euronext and NYSE Group;

5.	Participated in discussions with, and reviewed information provided by, relevant employees of Euronext and NYSE Group with regard to the expected synergies which a combination of Euronext and NYSE Group is expected to generate;

6.	Reviewed the historical stock prices and trading volumes of the Shares and the NYSE Group Shares;

7.	Reviewed the financial terms of certain transactions we believe to be comparable to the Offer;

8.	Reviewed public information with respect to certain other companies we believe to be comparable to Euronext and NYSE Group;

9.	Reviewed those parts of the Combination Agreement and other documents that we deemed relevant for the purposes of providing this opinion; and

10.	Performed such other financial reviews and analysis, as we, in our absolute discretion, have deemed appropriate.

3	3 January 2007

With respect to any financial forecasts (including forecasts regarding the estimated amount and timing of certain revenue, cost and tax synergies projected to result from the combination of Euronext and NYSE Group) that may have been made available, ABN AMRO has assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgements of the management of Euronext and NYSE Group as to the future financial performance of Euronext and/or NYSE Group and/or NYSE Euronext, and that no event subsequent to the date of any such financial forecasts has had a material effect on them. In addition we have extended certain of those forecasts into future periods based on various assumptions. ABN AMRO does not assume or accept liability or responsibility for (and expresses no view as to) any such forecasts or the assumptions on which they are based. ABN AMRO has assumed and relied upon, without independent verification, the truth, accuracy and completeness of the information, forecasts (that may have been made available), data and financial terms provided to us or used by us, has assumed that the same are not misleading and does not assume or accept any liability or responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets, operations or liabilities of Euronext or NYSE Group nor have we been provided with any such valuation or appraisal. In preparing this opinion, ABN AMRO has received specific confirmation from senior management of Euronext that the assumptions specified above are reasonable and no information has been withheld from ABN AMRO that could have influenced the purport of this opinion or the assumptions on which it is based. ABN AMRO did not seek nor obtain such confirmation from NYSE Group.

Further, ABN AMRO’s opinion is necessarily based on financial, economic, monetary, exchange rate, market and other conditions, as in effect on, and the information made available to ABN AMRO or used by it up to, the date hereof. This opinion exclusively focuses on the fairness, from a financial point of view, of the Offer Consideration to the Shareholders and does not address any other issues such as the underlying business decision to agree to a business combination between Euronext and NYSE Group or to recommend the Offer, or the commercial merits of the foregoing, which are matters solely for the Supervisory Board and the Managing Board of Euronext. In addition, this opinion does not in any manner address the prices or volumes at which the Shares, the Offeror Shares, the NYSE Group Shares or the shares of any other entities involved in the transactions contemplated by the Combination Agreement, may trade prior to or following consummation of the Offer. Subsequent developments in the aforementioned conditions may affect this opinion and the assumptions made in preparing this opinion and ABN AMRO is not obliged to update, revise or reaffirm this opinion if such conditions change.

In rendering this opinion, ABN AMRO has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof. Furthermore, ABN AMRO has assumed that the Offer and the other transactions contemplated by the Combination Agreement will be consummated on the terms and conditions as set out in the Combination Agreement, without any changes to or waiver of their terms or conditions, in compliance with law and without the exercise of any appraisal rights, and that all requisite consents and approvals will be obtained. We have also assumed that debt financing for the cash portion of the Offer Consideration is available and we express no opinion on the price, terms or form of such financing.

4	3 January 2007

The engagement of ABN AMRO, this letter and the opinion expressed herein are provided for the use of the Managing Board and Supervisory Board in connection with their evaluation of the Offer. This opinion does not in any way constitute a recommendation by ABN AMRO to any Shareholders as to whether such holders should accept or reject the Offer, vote in favour of or reject the Offer or otherwise act in relation to the Offer, or to the holders of NYSE Group Shares as to whether such holders should accept or reject the Merger, vote in favour of or reject the Merger or otherwise act in relation to the Merger.

ABN AMRO is acting as financial advisor to Euronext in connection with the Offer and will receive fees for its services, a significant portion of which fees are contingent upon consummation of the Offer. From time to time ABN AMRO and its affiliates may have also (i) maintained banking and financial advisory relationships with Euronext or NYSE Group, and (ii) executed transactions, for their own account or for the accounts of customers, in the Shares or the NYSE Group Shares or debt securities of Euronext or NYSE Group and, accordingly, may at any time hold a long or short position in such securities. ABN AMRO is a holder of Shares and NYSE Group Shares, and provides financing facilities to Euronext. We may in the future provide certain banking, financial advisory or financing services to, and execute transactions for our own account or for the accounts of our customers in the securities of, Euronext, the NYSE Group or NYSE Euronext.

It is understood that this letter may not in any form or manner be made public, disclosed, referenced to, nor relied upon by or otherwise used by, any third party for any purpose whatsoever, without the prior written consent of ABN AMRO. Notwithstanding the foregoing, this letter may be reproduced in full, and any public disclosure may also include references to this opinion and ABN AMRO and its relationship with Euronext (in each case in form and substance as ABN AMRO and its legal advisers shall approve), in any disclosure document relating to the Offer that is required to be filed with the US Securities and Exchange Commission and distributed to shareholders, so long as this letter is reproduced in full in such disclosure document and any description of or reference in such disclosure document to ABN AMRO, the opinion or the related analysis is in a form acceptable to us and our counsel.

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and ABN AMRO makes no representation as to (and accepts no liability in respect of) the accuracy of any such translation.

This letter and ABN AMRO’s obligations to the Managing Board and the Supervisory Board hereunder shall be governed by and construed in accordance with Dutch law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the Dutch Courts.

Based upon and subject to the foregoing, ABN AMRO is of the opinion that, as at the date hereof, the Offer Consideration is fair, from a financial point of view, to the Shareholders.

Yours faithfully,

ABN AMRO Corporate Finance France S.A.

5	3 January 2007

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Additional Information About the Pending Transaction

In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the "S-4") that includes a proxy statement of NYSE Group, a shareholder circular of Euronext, and an exchange offer prospectus, each of which constitutes a prospectus of NYSE Euronext. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the S-4 effective on November 27, 2006.

NYSE GROUP STOCKHOLDERS AND EURONEXT SHAREHOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS, SHAREHOLDER CIRCULAR/PROSPECTUS AND EXCHANGE OFFER PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the S-4, the final proxy statement/prospectus, the final shareholder circular prospectus, and, if and when such document becomes available, exchange offer prospectus and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC's Web site at www.sec.gov. The final proxy statement/prospectus, shareholder circular/prospectus and, if and when it becomes available, exchange offer prospectus and the other documents may also be obtained for free by accessing NYSE Group's Web site at http://www.nyse.com.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.